Filed Pursuant to Rule 253(g)(2)

File No. 024-11864

SUPPLEMENT NO. 3 DATED SEPTEMBER 29, 2022

TO THE

OFFERING CIRCULAR DATED MAY 10, 2022

Ally Robotics, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated May 10, 2022 (the “Offering Circular”) of Ally Robotics, Inc. (the “Company”), and each Supplement dated August 30, 2022 and September 15, 2022, respectively (the “Supplements”). The Offering Circular is available HERE, and the Supplements are available  HERE, and HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the Company’s intention to extend the offering described in the Offering Circular and change the termination date that was originally indicated in the supplement filed on August 30, 2022.

Offering Extension

The Company intends to extend the offering for its Common Stock described in the Offering Circular. The Company originally filed a supplement indicating its intention to terminate the Offering on September 29, 2022. As of September 29, 2022, no further subscriptions will be accepted through Dalmore Group, LLC. However, the Company intends to extend the offering and accept subscriptions through OpenDeal Broker LLC dba the Capital R (“Republic”) and available on the platform managed by Republic. None of the terms of the offering have been changed.